

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Satyavrat Shukla
President and Chief Executive Officer
Spero Therapeutics, Inc.
675 Massachusetts Avenue, 14th Floor
Cambridge, MA 02139

> **Re: Spero Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2024**
> **File No. 333-277998**

Dear Satyavrat Shukla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew Gardella, Esq.